November 10, 2005
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retail Ventures, Inc.
Registration Statement on Form S-3 filed May 18, 2005 (File No. 333-125032)
Dear Mr. Owings:
     On behalf of Retail Ventures, Inc., an Ohio corporation (“RVI” or the “Company”), enclosed is a copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof. We have also enclosed a copy of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on September 21, 2005 (“Amendment No. 1”).
     The changes reflected in Amendment No. 2 include those made by RVI in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter, dated October 19, 2005, to James A. McGrady, Executive Vice President of RVI, with respect to Amendment No. 1. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2, which includes the prospectus as revised.
Cover Page
1.	Please refer to comment number 1 in our letter dated June 17, 2005. It appears that the cover page still contains excessive detail which makes it difficult to read. For example, the first full sentence is lengthy and difficult to follow. Further, the last full paragraph on page one should be revised to eliminate the use of all capitalizations. Accordingly, please revise your cover page to include only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision and limit the cover page to one page.
The Company has revised the Registration Statement to reflect the Staff’s comment.
Questions and Answers About the Rescission Offer, page 2
2.
Please refer to comment 4 in our letter dated June 17, 2005. It appears that you have not fully addressed our comment. Please expand your revised disclosure to briefly clarify the nature of Section 12 rights under the Securities Act.

The following explanation of the nature of Section 12 rights has been added on page 14 of Amendment No. 2 in “The Rescission Offer” section:
“Section 12(a)(1) under the Securities Act of 1933 creates a cause of action when the seller of a security fails to comply with the registration or prospectus delivery requirements of Section 5. The remedies available in an action brought under Section 12(a)(1) are either rescission (if the buyer still holds the security) or damages (if the buyer has sold the security at a loss). The buyer only needs to allege and prove that: (1) the defendant was a seller; (2) the mails or some means of transportation or communication in interstate commerce was used; (3) the defendant failed to comply with either the registration or the prospectus delivery requirement; (4) the action is not barred by the statute of limitations; and (5) adequate tender was made if the plaintiff is seeking rescission.
With respect to Section 12(a)(1), the statute of limitations is one year after the alleged violation of Section 5 and three years after the security was bona fide offered to the public. The one and three year limitations periods in Section 13 are cumulative, not alternative. Hence, buyers must plead and prove facts tending to show that their Section 12(a)(1) claim was commenced within one year of the violation upon which it is based and not more than three years after the security was bona fide offered to the public. The one year period mandated by Section 13 starts to run from the date of the sale made in violation of Section 5(a). Courts generally interpret the date of the sale as the latest of three events: the date the security was offered, the date the security was sold or the date the security was delivered. The date the shares are credited to a participants 401(k) plan account would be the latest event and thus the operative start date for the one year period.”
Risk Factors, page 6
3.
We note your response to comment 6 in our letter dated June 17, 2005, indicating that the current market price of your shares was $11.96 as of September 20, 2005. You stated that since the highest price that the investors paid was $9.70, and since you instructed MFS Heritage Trust Company not to effect repurchases if the price paid by the investor is less than the current market value of the shares, the market price would have to fall dramatically for the cost of repurchases to be significant. It appears, however, that the closing market price of your shares on October 18, 2005 was $9.16 per share, which is less than the price that some of the investors paid. Accordingly, please include a risk factor discussing how a total or partial acceptance will affect your continued business vitality and what impact a partial acceptance could have upon the market value of the remaining securities.

The Company continues to believe that a total or partial acceptance of the Rescission Offer by eligible participants will not affect its continued business vitality or the market value of the remaining securities as it considers the possibility of a significant financial outlay to be remote.
As indicated in our previous response, the Company has reviewed all transactions involving both purchases and withdrawals from the Retail Ventures Stock Fund during the rescission period that involved 200 shares or more. Applying the first-in first-out method of comparing cost to selling price, the Company estimates that 70 participants in the 401(k) Plan incurred losses of approximately $204,000 in the aggregate. Consequently, the Company estimates that no more than $350,000 will be needed to pay damages, which amount will have no effect on the Company’s continued business vitality.
Also as previously indicated, MFS Heritage Trust Company has been instructed not to effect repurchases if the price the participant paid per unit plus applicable interest is less than the market value of a common share as of the expiration date of the rescission offer. The Company is supplementally providing, as Appendix 1 hereto, an analysis of its potential exposure for repurchases at various price levels. As you can see, there would have to be a dramatic decline in market price before this exposure becomes significant. Notwithstanding recent fluctuations in the market value of its common shares, the price has not dropped below $9.00, at which price the maximum exposure is only $11,400. Even at the 52-week low of $6.02 on November 8, 2004, the maximum exposure is less than $850,754. The Company has no reason to believe that, before the end of the rescission period, the market price will fall to a level at which even a complete acceptance would affect its continued business vitality and believes speculation to the contrary would be irresponsible.
Terms of the Rescission Offer, page 14
4.	Please refer to comment 12 in our letter dated June 17, 2005. It is unclear why you chose July 12, 2003 as the start date for deciding who would be extended the rescission offer.
On July 13, 2004, the Company filed a Registration Statement on Form S-8 covering an additional 1,200,000 common shares for inclusion in the Retail Ventures, Inc. Common Stock Fund; consequently, shares purchased after that date were properly registered. At that date, claims based on sales made earlier than July 12, 2003 were time barred under the one year period mandated by Section 13. Notwithstanding that additional claims become time barred each day, the Board of Directors of the Company voted to offer rescission as though the statute of limitations were tolled as of July 13, 2004.
Even if the Company were to extend the rescission offer to participants who purchased shares from September 2001 through July 11, 2003, the Company’s analysis of market prices for its common shares during this period indicates no one would be eligible to rescind at this time. During such period, the prices at which Company’s common shares were acquired by the 401(k) Plan were below $5.00, except for the period from November 12, 2001 through December 13, 2001 during which period prices ranged between $4.85 and $6.45. The Company believes it is unlikely the market value of its common shares will drop below $6.45 before the end of the rescission period.
5.	In this regard, please revise your disclosure to more clearly indicate the eligibility of each prospectus recipient to participate in the rescission offer. Also, please clarify when and how you will determine who may participate and if the determination will be made after the recipient accepts the rescission offer. If applicable, please clearly indicate that the receipt of the prospectus does not necessarily mean that the recipient is eligible to participate in the rescission offer.
The following has been added as a new second question on page 3 of Amendment No. 2 in “Questions and Answers About the Rescission Offer” section:
“Q:
Who is eligible to participate in the Rescission Offer?
A:
Everyone receiving this prospectus may execute and deliver the accompanying Participant’s Acceptance of the Rescission Offer form; however, the only participants who are eligible to participate in the Rescission Offer and have their 401(k) Plan accounts adjusted are:
•	Participants who continue to hold units in the Retail Ventures, Inc. Common Stock Fund evidencing shares that were purchased between July 12, 2003 and December 22, 2004 for more than the current market value of the common shares; and

•	Participants who invested in the Retail Ventures, Inc. Common Stock Fund and subsequently withdrew units at a loss at any time between July 12, 2003 and December 22, 2004.
If you deliver the accompanying Participant’s Acceptance of the Rescission Offer form, we will review your 401(k) Plan account and, within 30 days after our receipt of the form, we will notify you as to whether you are eligible to participate in the Rescission Offer and have your 401(k) Plan account adjusted.”

In addition, corresponding disclosures have been added on page 15 of Amendment No. 2 in “The Rescission Offer — Background and Reasons for Rescission Offer” section.
Thank you in advance for your time and consideration. If you have any questions regarding the responses to the comments of the Staff, or require additional information, please feel free to contact me at (614) 464-6323.

Yours very truly,

/s/ Susan E. Brown

Susan E. Brown
Vorys, Sater, Seymour and Pease LLP

cc:	Kurt Murao
Attorney Advisor, Office of Consumer Products
Securities and Exchange Commission

David Mittelman
Branch Chief
Securities and Exchange Commission

James A. McGrady
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Retail Ventures, Inc.

Julia A. Davis
Executive Vice President and General Counsel
Retail Ventures, Inc.

George Dailey
Plan Administrator
Schottenstein Stores Corporation

Appendix 1
Potential Exposure for Repurchases at Various Price Levels

Beginning	Ending
Date	Date	$ —	$1.00	$2.00	$3.00	$4.00	$5.00	$6.00	$7.00	$8.00	$9.00
07/12/03	08/02/03	$89,107	46,264	3,423	—	—	—	—	—	—	—
08/03/03	11/02/03	$1,937,139	1,469,768	1,002,407	590,831	254,618	31,066	—	—	—	—
11/03/03	02/02/04	$1,567,973	1,279,140	990,316	701,479	412,647	139,505	6,415	—	—	—
02/03/04	05/02/04	$1,537,660	1,317,699	1,097,735	877,772	657,806	437,847	234,009	85,003	4,020	—
05/03/04	08/02/04	$1,914,301	1,661,852	1,409,419	1,156,986	904,549	652,113	399,673	164,269	59,429	11,400
08/03/04	11/02/04	$1,156,302	989,475	822,648	655,829	489,005	322,175	155,352	18,564	—	—
11/03/04	12/22/04	$511,203	435,221	359,241	283,255	207,275	131,284	55,305	3,353	—	—

Totals		$8,713,685	7,199,419	5,685,189	4,266,152	2,925,900	1,713,990	850,754	271,189	63,449	11,400